Exhibit 99.2

X FINANCIAL

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 9, 2022

Notice is hereby given that X Financial, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., local time, on December 9, 2022 (the “Annual General Meeting”) at 7/F – 8/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue, Nanshan District, Shenzhen, China, 518067. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 18, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

Shareholders and ADS holders may access the Company’s annual report on the Company’s investor relations website at http://ir.xiaoyinggroup.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing X Financial Investor Relations at ir@xiaoying.com.

7/F – 8/F, Block A, Aerospace Science and Technology Plaza, No. 168 Haide Third Avenue,
Nanshan District, Shenzhen, China, 518067

Telephone: +86-755-86282977

By Order of the Board of Directors,

/s/ Yue (Justin) Tang
Yue (Justin) Tang
Chairman and Chief Executive Officer

Date: November 14, 2022

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